The Herbal Compliance, Co.

A Arkansas C Corporation
http://herbalcompliance.com

$1,000,000 MAXIMUM OFFERING
$100,000 MINIMUM OFFERING

OFFERING PRICE: $ $5 per Share
No Offered
$100 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Wednesday June 07, 2017 14:05:42 GMT-0400 (Eastern Daylight Time)

OVERVIEW INFORMATION

Issuer Information
Name of issuer:
The Herbal Compliance, Co.
Entity Form:
C Corporation
Jurisdiction of Organization:
Arkansas
Date of Organization:
2017-01-26
Physical address:
281 Lakewood Dr. Horseshoe Lake Arkansas 72348
Website address:
http://herbalcompliance.com
Intermediary Information
Intermediary:
GrowthFountain Capital, LLC
CIK Number:
0001668506
SEC File Number:
007-00028
CRD Number:
283380
Funding Portal Address:
www.GrowthFountain.com
Compensation to Intermediary:
6% of the closing amount raised + pass-through and registration fees
Ownership interest by Intermediary:
None
The Security Offering
Type of security offered:
Common Equity

Voting rights:

No

Minimum target number of securities being offered:

20000

Price of security:

$5

Minimum target amount of offering:

$100,000

Oversubscription allowed:

Yes

Allocation method of oversubscription:

First Come First Serve

Maximum amount of offering:

$1,000,000

Deadline to reach target amount:

120 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding

This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). The Herbal Compliance, Co. , a Arkansas C Corporation (the "Company"), is offering up to **200,000** shares of No (the "Shares") at an offering price of $5 per Share for a maximum aggregate offering price of $1,000,000

The Company has established a minimum offering of at least **20,000** Shares for a minimum aggregate offering price of $100,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that the minimum number of the Shares offered will be subscribed for and therefore there is no guarantee that this Offering will be completed. The minimum subscription by an investor is a $100 investment. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this

Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered in this Offering are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The securities being offered will have transfer restrictions during the one-year period beginning when the Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided
This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.
Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.
These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are

exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/herbal-compliance

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company

The Herbal Compliance, Co., was organized on 2017-01-26 , as a Arkansas C Corporation
The Company's headquarters is located 281 Lakewood Dr. Horseshoe Lake Arkansas 72348
The Company's website is http://herbalcompliance.com .

Business Overview

Twenty-six states and the District of Columbia currently have laws broadly legalizing marijuana in some form. Three other states will soon join them after recently passing measures permitting use of medical marijuana.

These developments create a multitude of new opportunities—not only for businesses that produce, distribute, and sell marijuana, but also for those who provide services to these businesses, such as The Herbal Compliance, Co. The Herbal Compliance. Co. has no direct interest in, or contact with marijuana, but provides legal guidance to businesses as a consulting service.

While not assured, success for The Herbal Compliance, Co. does not require rocket science

or an amazing twist of fortune: a group of competent, experienced, and enterprising businesspeople such as our team at The Herbal Compliance, Co. can chart a course to market share and profitability using solid principals and tested models. The marijuana business will soon produce many economic winners, and we are confident that we can be one of them.

.

All industries face compliance issues. The Medical Marijuana industry faces all the issues compliant industries face but they also face the conflicts between state and federal laws. Our Compliance based systems are in great demand.

We need to raise capital to position ourselves in this industry as one of the leaders. It is important to be one of the first in and one of the few who are adequately funded.

PLEASE SEE FORM C USE OF PEOCEEDS FOR DETAILS.

.

Business Plan

Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.

The Herbal Compliance, Co. provides companies in the legal Medical Cannabis and Hemp business with services to ensure that they remain compliant with the law.

Legalization of marijuana at the state level has been sweeping across the nation in recent years, but federal law hasn't changed much to date. As a result, the many new startups and small businesses operating in the medical marijuana and hemp space are faced with navigating literally thousands of conflicts between state and federal regulations.

This is a major pain point for the industry, and it comes to bear on each individual operator on top of the challenges of running a young business in a new and uncharted marketplace. Understanding, tracking, and ensuring compliance with state and federal laws is too much for individual operators to handle alone.

Enter the Herbal Compliance, Co. Understanding the laws governing medical marijuana and hemp is our core competency. Helping companies operating in this space thrive wholesomely is our business. Contributing to the settlement and prosperity of this new territory in American enterprise is our mission.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 0
Part time employees: 0

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Barton Hamilton	2017-03-01	VP President
Whitney Gass	2017-03-01	Secretary Corporate Secretary
Charles Carpenter	2017-03-01	CEO PFO PAO President
Brian Gass	2017-03-01	VP Vice President Insurance/Investments
Steven Smith	2017-03-01	VP Vice President

Board of Directors

The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date
Barton Hamilton	2017-03-01	Owner PillarToPost 2013-04-01
Whitney Gass	2017-03-01	District Requiter Farmers Insurance Drew Sill 2013-09-01
Charles Carpenter	2017-03-01	President, We Care Personal Services, Inc. 2013-01-01
Brian Gass	2017-03-01	Insurance/Security Sales with Brian Gass Insurance Agency 2011-04-01
Steven Smith	2017-03-01	Independent Insurance Broker Self 2016-03-01

20% Holders

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Charles Carpenter	Common 3x Voting	1000000	71
Brian Gass	Common Voting	500000	29

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material.   For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company has confirmed that there are no related party transactions. This representation covers all the proposed transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons.   As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date

To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to 100 .   The securities are being offered until [Sat Sep 30 2017 14:05:42], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration

Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met).   As a reminder, investors are required to reconfirm their investment commitment   after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Common Stock	5000000	1684000	Yes

DESCRIPTION OF SECURITIES OFFERED

General Terms
The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations
The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares
Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or

otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities
Differences between the securities being offered and the other classes of securities:
These shares of common stock do not include voting rights.

Ability of one class of security to materially limit, dilute or qualify the rights of another class:
The class of security being offered is identical to the other class of security, excepting voting rights, which it does not have. The voting stock cannot limit or qualify the non-voting stock, and the two classes dilute identically.

Ability of any principal shareholders to affect the purchasers of the securities being offered:
The principal shareholders hold voting stock, and the majority decisions of these members may result in actions that affect the value of the non-voting stock being issued in this offering. These actions would equally affect the stock held by the voting shareholders.

Valuation of the Securities
The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.
Method by which the offered securities are valued:
I used the New Startup Valuation Calculator for reference

The price of each Share was determined by the Company in good faith based on its own assessment of its current position and by taking a variety of quantitative and qualitative considerations into account. Quantitatively, the Company considered revenue and operating profit, both one year from now and five years from now along with an analysis of

the Company's existing capital structure and available cash. The Company then assessed where publicly traded peer were being valued in the markets. After considering several different valuation metrics, including Price/Sales and Enterprise Value/EBIT, the Company discounted its valuation by its cost of capital. The, for qualitative factors, the Company considered the type of industry that it is in and applied a discount rate appropriate for such industry. Finally, the Company applied a liquidity discount which resulted in a post-money valuation which takes into consideration the money projected to be raised in order to derive the valuation contained in this Material.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.

Our Target Offering of $100,000 will net $79,000 after expenses. Every effort will be made to minimize these expenses. The only existing contract covers the Commissions and Broker Expenses with GrowthFountain Capital, LLC. The legal, marketing and administrative costs are estimates and could be higher or lower.

The Net Proceeds of $79,000 will be used as follows:

Salaries, Benefits and Wages are estimated to be $20,000. We try to minimize all fixed costs. There are some tasks that cannot be done by consultants and thus are done by our small staff.

Product Development of $7,000 will be used primarily to acquire independent Legal and Tax Opinion Letters that will occasionally involve Private Letter Rulings from the IRS.

Marketing of $4,000 will be used primarily for email expenses. Most of our marketing is done electronically, by word of mouth and social media.

Operations costs of $2,000 will be used to maintain our database of clients and legal/accounting procedures.

Travel, Conference and Events will cost $3,000. We prospect through small meetings in facilities appropriate to the audience.

Professional Consulting Fees of $43,000 accounts for 54% of our budget. Our customers are spread over a large geographical area. Consultants, local to the customer, may include legal, accounting and other specialties. Fees will vary according to services.

Our Maximum Offering of $1,000,000 will net $910,000 after expenses. Every effort will be made to minimize these expenses. The only existing contract covers the Commissions and Broker Expenses with GrowthFountain Capital, LLC. The legal, marketing and administrative costs are estimates and could be higher or lower but are proportionally lower than the Target cost because of economies of scale.

The Net Proceeds of $79,000 will be used as follows:

Salaries, Benefits and Wages are estimated to be $185,000. We try to minimize all fixed costs. Some tasks cannot be done by consultants and thus are done by our growing staff.

Product Development of $40,000 will be used primarily to acquire independent Legal and Tax Opinion Letters that will occasionally involve Private Letter Rulings from the IRS. We will expand our product base which will have a greater onetime expense than the Target Offering. We will have more products to sell.

Marketing of $15,000 will be used primarily for email expenses. Most of our marketing is done electronically, by word of mouth and social media. This cost has increased over the Target Offering cost because of a significant volume cost. It has enjoyed economy of scale savings.

Operations costs of $18,000 will be used to maintain our database of clients and legal/accounting procedures.

Travel, Conference and Events will cost $22,000. We continue to prospect through meetings in facilities appropriate to the audience but the meetings will be larger with an increased frequency.

Professional Consulting Fees of $630,000 accounts for 63% of our budget. These professionals are implementing many more systems than funds allowed in the Target Offering.

All expense items with the exception of Commissions and Brokerage Fees are variable and based on our best estimate.

The following table reflects our anticipated estimated use of proceeds:

	MINIMUM RAISE ACHIEVED	MAXIMUM RAISE ACHIEVED		
Category	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$100,000	$1,000,000		

Commissions and Broker Expenses	6000	6.00%	60000	6.00%
Misc. Offering Costs (Legal)	5000	5.00%	10000	1.00%
Misc. Offering Costs (Marketing)	5000	5.00%	10000	1.00%
Misc. Offering Costs (Admin)	5000	5.00%	10000	1.00%
Less: Offering Expenses	$21,000	21.00%	$90,000	9.00%
Salaries, Benefits and Wages	20000	20.00%	185000	18.50%
Product Development	7000	7.00%	40000	4.00%
Marketing	4000	4.00%	15000	1.50%
Operations (Data, Hosting, Fees)	2000	2.00%	18000	1.80%
Travel, Conferences and Events	3000	3.00%	22000	2.20%
Professional Consulting Fees	43000	43.00%	630000	63.00%
Total Use of Net Proceeds	$79,000	79.00%	$910,000	91.00%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and

involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History
Because the issuer has limited operating history, the following provides information on the issuer's financial milestones and operational, liquidity and other challenges.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$143,984	$0
Cash & Cash Equivalents	$128,071	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

The Herbal Compliance, Co. has a desire and need to maintain large amounts of liquid and near liquid assets. As a startup company, we are subject to close scrutiny of not only our customers but also the banks and bonding companies. We will have to maintain compensating balances and provide cash bonds. Our liquidity position will to some extent determine the amount of business we can do. We start business with sufficient liquidly to begin a profitable business. The CF raise should put us in a position to do over $1,000,000 in sales during the first year.

Material Indebtedness
The Company has indicated that it has no outstanding material indebtedness.

Previous Issuer Offerings
The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements
The issuer's financial statements are attached as Exhibit B.
For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder
Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:
Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or take actions that a minority owner thinks is bad for the Company.   A minority owner has limited ability to influence the governance and operations of a Company.
Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.
Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any

distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions

The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.

To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities
This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.
The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs
The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration
The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

There is a limited market for the Company's product or services.

We have identified what we believe to be a need in the Medical Marijuana Industry for our consulting services. There can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our consulting services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed products or services. If we are unable to commercialize and market our products and services, we may not achieve any market acceptance or generate revenue.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for

our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. On some occasions, this pricing pressure may result in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which is often measured in terms of how many dollars we saved those customers. It also depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our consulting services, reliable and timely delivery of our products, and superior after sales services. If our customers are not satisfied, our reputation and customer loyalty could be negatively affected.

Competition will develope and competition for customers will become intense.

The legal conflicts are many and the solutions are few. As we develop customers we will have to defend our positions. Competitors will gain access to these documents and begin to use them with other customers. It is impossible to completely protect ideas. Competition will affect our pricing and ultimately our profitability.

FINANCIAL RISK FACTORS

Our company may need additional funding in the future, which may not be available.

The Herbal Compliance operations will require additional capital. If the Company is unable to obtain additional capital when needed, in the amount and at the time needed, this may restrict planned or future development; limit our company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

Our company may be required to take on debt which could result in limitations on our business.

If Herbal Compliance incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company has prepared only unaudited financial statements in connection with this offering, which may not be reliable.

In addition to the reviewed financial statement presented, we expect to prepare financial statements on a periodic basis. The financial data presented has reviewed by an independent CPA for the period January 26,2017 through April 30, 2017. In preparing proforma financial statements, we have made certain assumptions concerning our business and the market which may not be accurate. Investors are encouraged to review any statements with an independent accountant and should not invest if they believe that they have insufficient information.

The Company's future revenue goals are unpredictable and may fluctuate.

Herbal Compliance has forecasted its capitalization requirements based on sales goals and cost containment measures; any changes to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Our operating costs are unpredictable and our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs would likely negatively impact our operating income and could undermine our ability to grow our business.

If the conflicts between Federal and State Law sre resolved our consulting services will comand lower prices.

The Herbal Compliance, Co. consults with businesses in the Medical Marijuana Industry regarding compliance with the conflicting Federal and State Laws. If these conflicts are eliminated our prices for service will decrease and the competition for customers will increase. Our profits could be reduced.

OPERATIONAL RISK FACTORS

If the Company fails to achieve certain operational goals it may incur significant losses and there can be no assurance that the Company will become a profitable business.

The Company's ability to become profitable depends upon successfully executing on operational goals, such as successful marketing efforts and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated operational problems and executional expenses may impact whether the Company is successful. If the Company sustains losses over an extended period of time, it may be unable to continue in business and may need to make significant modifications to its stated strategies. Although the management team has had success in the past, they may be unable to meet future business objectives due to unanticipated operations challenges.

Incidents of hacking, identity theft, cyberterrorism or climate change may adversely impact our operations.

Our business operations may at times be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The U.S. government has issued public warnings that indicate that such business information technology might be susceptible to cyber security threats, including hacking, identity theft and acts of cyberterrorism. Additionally, our critical systems may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems, whether man made or acts of nature. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. As cyber incidents continue to evolve and as severe weather-related events become more extreme, we may be required to expend additional resources to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

The Herbal Compliance, Co. has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.

We may experience defects and system failures which would harm our business and reputation and expose us to potential liability.

The Herbal Compliance, Co. may encounter delays when developing new products and services. Alternatively, any new products and services may in the future contain undetected errors or defects when first introduced. Defects, errors or delays in development of our products or services could result in an interruption of business operations; a delay in market

acceptance; additional development and remediation costs; diversion of technical and other resources; a loss of customers; negative publicity; or exposure to liability claims. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

COMPETITIVE RISK FACTORS

The development and commercialization of our services is highly competitive.

Many of our potential competitors have significantly greater financial, technical and human resources than we have. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

The Company may not be able to create and maintain a competitive advantage.

The demand for our products or services may change and we may have difficulty maintaining a competitive advantage within our market. The Company's success could depend on the ability of management to respond to changing situations, standards and customer needs on a timely and cost-effective basis. In addition, any failure by the management to anticipate or respond adequately to changes in customer preferences and demand could have a material adverse effect on our financial condition, operating results and cash flow.

New competitors may enter our market in a manner that could make it difficult to differentiate our Company.

While The Herbal Compliance, Co. is aware that certain competitors will develop in the market, there is the possibility that new competitors may enter and that they may be better funded. To the extent that the market becomes more crowded, this may make it more difficult for us to differentiate our value proposition or to get in front of right partners and customers. It may be difficult to compete with new entrants if there is pricing pressure or changes in market demand.   The Company may also have a hard time competing against companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets.

PERSONNEL AND THIRD PARTY RISK FACTORS

Our company may be unable to retain senior personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk.

In order for the Company to compete and grow, it must attract, recruit and develop the new personnel who have the needed experience.

Recruiting and retaining highly qualified professional personnel is critical to our success. These demands will require us to hire additional personnel and will require our existing management personnel to develop additional expertise. If we experience difficulties in hiring and retaining professional personnel, we could suffer from delays in implementation, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The Company relies on third-parties over which the Company has little control; third party failures could negatively affect the Company's business.

The Herbal Compliance, Co. intends to implement rigorous standards in selecting third party relationships and vendors, if a third-party fails to meet its obligations or provide the products or services required by the Company, the Company's operations and reputation may suffer.

The Company may not be able to adequately ensure the loyalty and confidentiality of employees and third parties.

The Company may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

LEGAL AND REGULATORY RISK FACTORS

We rely on various intellectual property rights in order to operate our business and these rights may be challenged.

The Herbal Compliance, Co.'s intellectual property rights may not be sufficiently broad and may not provide a significant competitive advantage. The steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations.

There is risk associated with the Company's indemnification of affiliated parties.

The Herbal Compliance, Co.'s Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. The indemnification obligations of the Company will be payable from the assets of the Company.

MISCELLANEOUS RISK FACTORS

ELIGIBILITY INFORMATION

General Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.

The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).

The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of

purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and

an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

 (7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure
The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:

REPORTING OBLIGATIONS

End of Reporting Requirement
The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:
the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;
the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report
The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://herbalcompliance.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

Please see Investor Presentation included with this filing.

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

Please see Financial Statements included with this filing.

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Steven Smith

Employer	Principal Business	Responsibilities	Start Date	End Date
Five Points, Inc.	Insurance Brokerage	Benefits Account Mgr. responsible group benefits programs and technology	2014-08-01	NA

Whitney Gass

Employer	Principal Business	Responsibilities	Start Date	End Date

| District Requiter | Recruit and Manage Insurance Agencies | District Requiter Farmers Insurance Drew Sill | 2013-09-01 | NA |

Brian Gass

Employer	Principal Business	Responsibilities	Start Date	End Date
Brian Gass Insurance Agency	Insurance	Vice President	2011-04-01	NA

Charles Carpenter

Employer	Principal Business	Responsibilities	Start Date	End Date
We Care Personal Services, Inc.	Senior Care	President	2013-01-01	NA

Barton Hamilton

Employer	Principal Business	Responsibilities	Start Date	End Date
Pillar to Post	Home Inspections	Owner Operator	2013-04-01	NA

Jennifer Dixon

Employer	Principal Business	Responsibilities	Start Date	End Date
Dixon Bookkeeping	Accounting	Owner Operator	2007-05-01	NA

Anita McDonald
Retired Nurse